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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                       AMENDMENT NO. 3 (Final Amendment)
                     AMERICAN BANKERS INSURANCE GROUP, INC.
                                (Name of Issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  024456 10 5
                                 (CUSIP Number)

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                              KATHLEEN E. SHANNON
                          VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NY 10270
                           TELEPHONE: (212) 770-5123
          (Name, address and telephone number of Person Authorized to
                       Receive Notice and Communications)
                                 March 23, 1998
            (Date of Event which Requires Filing of this Statement)
     If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American International Group, Inc.,
     I.R.S. Identification No.     13-2592361

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ ]
     (b)  [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     Not Applicable

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(a)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Organized under the laws of the State of Delaware

     NUMBER OF           7.   SOLE VOTING POWER
      SHARES                                  0
    BENEFICIALLY         8.   SHARED VOTING POWER
      OWNED BY                                0
        EACH             9.   SOLE DISPOSITIVE POWER
      REPORTING                               0
       PERSON            10.  SHARED DISPOSITIVE POWER
        WITH                                  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%

14.  TYPE OF REPORTING PERSON

     CO, HC

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ITEM 1.        SECURITY AND ISSUER

               This Amendment No. 3 amends Items 4, 5, 6 and 7 of the Statement on Schedule 13D dated January 16, 1998, as amended by Amendment No. 1 thereto dated January 28, 1998, and as amended by Amendment No. 2 thereto dated March 2, 1998 ("Schedule 13D") previously filed by American International Group, Inc. ("AIG") relating to the shares of Common Stock, par value $1.00 per share (the "Shares"), of American Bankers Insurance Group, Inc. (the "Issuer").

ITEM 4.        PURPOSE OF TRANSACTION

               On March 18, 1998, AIG, the Issuer and Cendant Corporation ("Cendant") entered into a Settlement Agreement (the "Settlement Agreement"), pursuant to which AIG agreed to waive, until 2:00 PM on March 23, 1998, certain provisions of the Amended Merger Agreement that precluded the Issuer from terminating the Amended Merger Agreement and entering into a merger agreement with Cendant or another third party before May 20, 1998. The Settlement Agreement further provided that, upon execution of a merger agreement between Cendant and the Issuer, AIG would receive a termination fee of $100 million from the Issuer, plus merger-related expenses of $10 million from Cendant.

               A copy of the Settlement Agreement is filed as Exhibit 7 hereto and is incorporated by reference herein in its entirety.

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     On March 23, 1998, the Issuer, AIG and AIGF, Inc., a Florida corporation and wholly owned subsidiary of AIG, entered into a Termination Agreement (the "Termination Agreement"), pursuant to which the Amended Merger Agreement, the Amended Stock Option Agreement and the Voting Agreement were terminated and thereby became void. Messrs. Landon and Gaston, as shareholders of the Issuer and parties to the Voting Agreement, are third party beneficiaries of the Termination Agreement with respect to the termination of the Voting Agreement. Immediately prior to execution of the Termination Agreement, AIG received payments of $100 million and $5 million, respectively, from the Issuer and Cendant in accordance with the terms of the Settlement Agreement.

     A copy of the Termination Agreement is attached as Exhibit 8 hereto, and is incorporated by reference herein in its entirety.

Except as contemplated by the Amended Merger Agreement, the Amended Stock Option Agreement, the Voting Agreement, the Settlement Agreement and Termination Agreement, or as otherwise set forth in this Item 4, AIG has no present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares or Preferred Shares to cease to be listed on the New York Stock Exchange; (ix) the Shares or Preferred Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the


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Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph involving the Shares or Preferred Shares.

ITEM 5.   Interest in Securities of the Issuer

          As a result of the Termination Agreement AIG as of the date hereof may no longer be deemed to own beneficially more than 5% of the outstanding Shares of the Issuer. Accordingly, this Amendment No. 3 is the final amendment to the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than the Settlement Agreement and the Termination Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there are no contracts, arrangements, understandings or relationships between AIG and any other person, or, to the best knowledge of AIG, among any of SICO, The Starr Foundation, Starr or any of the Covered Persons and any other person, with respect to the Shares.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Exhibit 7 Settlement Agreement, dated as of March 18, 1998, by and among the Issuer, AIG and Cendant (incorporated by reference to Exhibit 38 to the Issuer's Solicitation/ Recommendation Statement on Schedule 14D-9 filed on March 19, 1998).


          Exhibit 8 Termination Agreement, dated as of March 19, 1998, by and among the Issuer, AIG and AIGF, Inc., a Florida corporation and a wholly owned subsidiary of AIG.



                                   SIGNATURE

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        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    March 23, 1998

                               American International Group, Inc.

                               By: /s/ Kathleen E. Shannon
                                   ----------------------------------
                                       Name: Kathleen E. Shannon
                                       Title: Vice President and Secretary





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